AMENDMENT NO. 1 TO ADMINISTRATION AGREEMENT

THIS AMENDMENT NO. 1 TO ADMINISTRATION AGREEMENT (this "Amendment"), made this 1st day of October, 2011 (the "Amendment Effective Date"), between RiverPark Funds Trust a statutory trust formed under the laws of the State of Delaware (the "Trust"), and SEI Investments Global Funds Services, a statutory trust formed under the laws of the State of Delaware (the "Administrator").

WHEREAS:

1.
The parties hereto entered into an Administration Agreement, dated as of September 8, 2010 (the "Agreement"), pursuant to which, among other things, the Administrator agreed to provide certain administration services on behalf of the Trust; and

2.	The parties hereto desire to amend the Agreement on the terms and subject to the conditions provided herein.

NOW THEREFORE, in consideration of the premises, covenants, representations and warranties contained herein and intending to be legally bound hereby, the parties hereto agree as follows:

1.	Defined Terms. Except as specifically set forth herein, defined terms used herein shall have their respective meanings as set forth in the Agreement.

2.	Section 9.01 (Term and Renewal). Section 9.01 (Term and Renewal) of the Agreement is hereby deleted in its entirety and replaced as follows:

9.01
Term and Renewal. This Agreement shall become effective as of the Effective Date and shall remain in effect through and until September 30, 2015 (the "Initial Term"), and thereafter shall automatically renew for successive three year terms (each such period, a "Renewal Term") unless terminated by any party giving written notice of non-renewal at least one hundred eighty days prior to the last day of the then current term to each other party hereto.

3.	Schedule III (Schedule of Fees). Scheduie III (Schedule of Fees) is hereby deleted in its entirety and replaced with the Schedule III (Schedule of Fees) attached hereto and made a part herewith.

4.
Ratification of Agreement. Except as expressiy amended and provided herein, all of the terms, conditions and provisions of the Agreement are hereby ratified and shall continue in full force and effect.

5.
Counterparts. This Amendment may be executed in two or more counterparts, all of which shall constitute one and the same instrument. Each such counterpart shall be deemed an original, and it shall not be necessary in making proof of this Amendment to produce or account for more than one such counterpart. This Amendment shall be deemed executed by each party when anyone or more counterparts hereof or thereof, individually or taken together, bears the original, facsimile or scanned signatures of each of the parties.

6.	Binding Effect. This Amendment shall be binding upon, and shall inure to the benefit of the Administrator the Trust and each of their respective permitted successors and assigns.

7.
Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without giving effect to any conflict of laws or choice of laws rules or principles thereof. To the extent that the applicable laws of the Commonwealth of Pennsylvania, or any of the provisions of this Amendment, confiict with the applicable provisions of the 1940 Act, the Securities Act of 1933 or the Securities Exchange Act of 1934, the latter shall control.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Amendment as of the Effective Date.

ADMINISTRATOR:	TRUST:

SEI INVESTMENTS GLOBAL FUNDS SERVICES	RIVERPARK FUNDS TUST

By: /s/ John Alshefski	By: /s/ Morty Schaja
Name: John Alshefski	Name: Morty Schaja
Title: SVP	Title: CEO & Managing Partner

SCHEDULE III

Schedule of Fees

Administration and Accounting Fee:

The following fees are due and payable monthly to Administrator pursuant to Section 8 of the Agreement. Each Portfolio will be charged its pro rata portion of the greater of the Asset Based Fee or the Annual Minimum Fee, in each case calculated in the manner set forth below.

Asset Based Fees: (calculated and assessed monthly in arrears based on the aggregate net assets of Trust):

Trust Assets	Basis Points
First $500 million in aggregate net assets	12
Next $500 million in aggregate net assets	10
Aggregate net assets in excess of $1 billion	8

Annual Minimum Fee (calculated and paid on a monthly basis):

Contract Year	Annual Minimum Fee
For the period beginning October 1, 2011 and ending September 30, 2012 ("Year One")	$ 375,000*
For the period beginning October 1, 2012 and ending September 30, 2013 ("Year Two")	$400,000*
For the period beginning October 1, 2013 and ending September 30, 2014, and each successive twelve month period thereafter	$450,000*

* In the event that one or more new Portfolios are added to or removed from this Agreement after the Amendment Effective Date, the Annual Minimum Fee shall be adjusted by the applicable amounts set forth below:
Year One
$50,000 for the first new Portfolio added or removed beyond the first five Portfolios, with rates for additional Portfolios to be determined in good faith. No reduction to Annual Minimum Fee for any Portfolio removed during Year One leaving less than five Portfolios in the Trust.

Year Two	$80,000 per new Portfolio added and / or removed after the first five Portfolios and (-$48,000) for each Portfolio removed leaving less than five Portfolios in the Trust.
10/1/2013 - 9/30/2014: and each year thereafter	$90,000 per new Portfolio added to or removed after the first five Portfolios and (-$54,000) for each Portfolio removed leaving less than five Portfolios in the Trust

So long as the Trust is not in material breach of its obligations under this Agreement, the Administrator shall waive 31.25% of the Annual Minimum Fee otherwise payable during Year One such that the Trust shall pay a minimum fee of $21,484 per month during Year One ($257,808 per year). Notwithstanding the foregoing, in the event that for any month during the period from October 1, 2011 through March 30, 2011 the Trust pays the monthly minimum fee described above and the Administrator ultimately receives Year One fees in excess of $257,808, then the Administrator shall credit to the Trust pro rata across the Year Two invoices, the difference between the monthly minimum fees paid for each such month and the amount set forth for the applicable month set forth in the table below. For the avoidance of doubt, the Year One annual minimum fee (including all potential credits referenced herein shall not in any event be reduced below $257,808. Additionally, no fee waiver shall apply to any additional Portfolio added during Year One.

Month	Monthly Fee	Month	Monthly Fee
October 2011	$7,813	January 2012	$15,625
November 2011	$7,813	February 2012	$15,625
December 2011	$7,813	March 2012	$15,625

Additional Classes:

•	$15,000 per annum per class for each class in excess of two per Portfolio

Expense Reimbursement:

All reasonable expenses incurred by the Administrator on behalf of a Portfolio will be billed to the applicable Portfolio quarterly in arrears as set forth in Section 7.02 of this Agreement.

Change of Terms:

This schedule is based upon regulatory requirements and Trust’s requirements as set forth in its Trust Materials as of the Effective Date. Any material change to any of the foregoing, including but not limited to, a material change in Trust’s assets or the investment objective of a Portfolio will constitute a material change to this Agreement. If such a change occurs, the Administrator agrees to review the change with representatives of Trust and provide information concerning the feasibility of implementing any additional or enhanced services and associated costs resulting from such change. The parties shall then in good faith agree to mutually agreeable terms applicable to such additional or enhanced service.

Trust acknowledges and agrees that Administrator reserves the right to impose a five percent (5%) per annum surcharge on a Portfolio basis against the Portfolios in the event the Trust has not implemented by the first anniversary of this Agreement an automated trade ticket process with Administrator to facilitate the orderly and timely processing of Portfolio transactions, valuations and reconciliations.